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                                                                  EXHIBIT 99.13




                                                    Contact:  Roy Winnick
                                                              Kekst and Company
                                                              (212) 593-2655


            COOPERATIVE COMPUTING, INC. AND CCI ACQUISITION CORP.
            EXTEND CASH TENDER OFFER FOR SHARES OF TRIAD SYSTEMS
          CORPORATION UNTIL 12:00 MIDNIGHT ON FRIDAY, JANUARY 3, 1997


AUSTIN, TEXAS, DECEMBER 12, 1996 -- Cooperative Computing, Inc. and its affiliate CCI Acquisition Corp., both of Austin, announced today that CCI Acquisition Corp. has extended until 12:00 midnight, New York City time, on Friday, January 3, 1997 its tender offer for all of the issued and outstanding shares of common stock of Triad Systems Corporation (NASDAQ:TRSC) of Livermore, California at a price of $9.25 per share, net to the seller in cash. The tender offer was previously scheduled to expire at 12:00 midnight, New York City time, on Friday, December 13, 1996. The terms of the extended tender offer are identical to those in the original tender offer contained in the tender offer materials filed with the Securities and Exchange Commission on October 23, 1996.

CCI Acquisition Corp. has been advised by the depositary for the tender offer that as of 5:00 P.M., New York City time, on December 11, 1996, 11,901,384 shares of Triad Systems Corporation's common stock (approximately 67.1% of the issued and outstanding shares) had been validly tendered and not withdrawn.

The Federal Trade Commission is continuing its review of the tender offer. Cooperative Computing, CCI Acquisition Corp. and Triad currently are cooperating, and intend to continue to cooperate, with the FTC in its review.